                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                              SCHEDULE 13G
                             (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                          PURSUANT TO 13d-2(b)

                           (Amendment No. 2) *



                      Tri-County Financial Corporation
             --------------------------------------------------
                             (Name of Issuer)


                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                                89546
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 8 pages

CUSIP No. 89546               13G          Page 2 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Community Bank of Tri-County
     Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)

     52-2054674

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Maryland

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER           56,740

7.   SOLE DISPOSITIVE POWER:            0

8.   SHARED DISPOSITIVE POWER:     56,740

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       56,740

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   7.2%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 89546               13G          Page 3 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Gordon O'Neill

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           28,856

6.   SHARED VOTING POWER          9,570

7.   SOLE DISPOSITIVE POWER:     28,856

8.   SHARED DISPOSITIVE POWER:    9,570

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     38,426

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   4.9%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 89546               13G          Page 4 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Herbert Redmond

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              520

6.   SHARED VOTING POWER          9,570

7.   SOLE DISPOSITIVE POWER:        520

8.   SHARED DISPOSITIVE POWER:    9,570

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     10,090

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.3%

12.  TYPE OF REPORTING PERSON:   IN

                                               Page 5 of 8 Pages

                 Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Tri-County Financial Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           3035 Leonardtown Road
           Waldorf, Maryland  20602

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Community Bank of Tri-County Employee Stock Ownership
Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Gordon O'Neill and Herbert Redmond.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.  This
Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                                              Page 6 of 8 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                              Page 7 of 8 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANK OF TRI-COUNTY
EMPLOYEE STOCK OWNERSHIP PLAN



      /s/ Gordon O'Neill                                    February 11, 1998
      ------------------------------                        -----------------
      Gordon O'Neill, as Trustee                            Date


      /s/ Herbert Redmond                                   February 5, 1998
      -----------------------------                         ----------------
      Herbert Redmond, as Trustee                           Date


/s/ Gordon O'Neill                                          February 11, 1998
---------------------------------------------               -----------------
Gordon O'Neill, as an Individual Stockholder                Date


/s/ Herbert Redmond                                         February 5, 1998
---------------------------------------------               ----------------
Herbert Redmond, as an Individual Stockholder               Date

                                              Page 8 of 8 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated shall be voted by the trustee in the manner directed by the ESOP Committee. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.